Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2012 capital spending plan and production outlook

(All financial figures are approximate and in Canadian dollars unless otherwise noted)

Calgary, Alberta (Nov. 8, 2011) — Suncor Energy Inc. released its 2012 guidance today, which includes $7.5 billion in capital spending and planned average production of 530,000 to 580,000 barrels per day. This includes an expected increase of approximately 12% in oil sands production and an increase of more than 30% in sweet synthetic crude oil production.

Approximately $3.6 billion — or nearly half — of the 2012 capital spend is expected to go toward growth projects. About 60% of the growth funding is earmarked for projects at the company’s oil sands operations, while significant investments are also anticipated in the company’s offshore operations on Canada’s East Coast and in the North Sea.

“Planned capital investments in 2012 are in line with our strategy to manage long-term growth in a disciplined manner and invest our available cash flow where we can maximize return to our investors,” said Rick George, president and chief executive officer. “We will continue to focus on maintaining a strong balance sheet and based on current forward pricing, we would expect to fund next year’s capital plan entirely from internal cash flow.”

With the Firebag Stage 3 expansion project now operational and production continuing to ramp up, the single largest growth spend in 2012 shifts to the company’s Firebag Stage 4 expansion project, which is expected to begin production during the first quarter of 2013. The company also plans to direct growth spending toward the Fort Hills and Joslyn oil sands mining projects and the Voyageur upgrader; key elements in the company’s longer-term growth strategy.

Capital Expenditures (millions $)

	2012 Outlook	Capital
	November 8, 2011	Sustaining	Growth
Oil Sands	5,085	2,885	2,200
Oil Sands Base	1,780	1,555	225
In Situ	1,830	860	970
Oil Sands Ventures	1,475	470	1,005
E&P	1,400	255	1,145
Refining & Marketing	600	590	10
Corporate	415	140	275
Total	7,500	3,870	3,630

Note:  Oil Sands Ventures sustaining capital figures represent internal Suncor expenditure estimates and include estimates that are not yet finalized and are not yet approved by joint venture participants.

“For our oil sands growth projects, we feel we are in a position of strength with an excellent resource base, vast experience and high quality partners, underpinned by a strong balance sheet,” continued

Suncor Energy Inc. 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

George. “As we move forward, we will continue to focus first and foremost on cost management, project quality and sustainability in order to maximize returns for our investors.”

While Suncor’s primary growth focus remains largely on its core oil sands resource base, more than $1.1 billion in 2012 is targeted for growth projects in its Exploration and Production business. Over half of this amount is expected to advance new developments like Golden Eagle in the U.K. sector of the North Sea, Hebron on Canada’s East Coast and exploration and delineation in Norway. The company also plans to continue growing its renewable energy portfolio.

“Investment in high return projects in our Exploration and Production business supports our long-term growth plans by maintaining a low-cost, high cash flow source of production,” said George. “At the same time, continued expansion of renewable energy projects will help us maintain our position as one of Canada’s leading investors in this growing energy sector.”

Sustaining capital makes up approximately half of Suncor’s total capital budget in 2012 and will largely be focussed on ensuring the safety, reliability and efficiency of existing operations. Sustaining capital also includes one time or non-recurring items such as the costs associated with the deployment of the company’s TROTM tailings reclamation technology and other reclamation operations as well as major planned maintenance events.

2012 Production Outlook

“We undertook and successfully completed major maintenance work at our oil sands operations in 2011 and made huge strides in implementing an operational excellence management system across the company,” said George. “Continuing efforts on reliability improvements, coupled with increasing production from Firebag Stage 3 as it continues to ramp up, positions us well to keep our upgraders full and maximize production of higher value synthetic crude oil in 2012.”

“Of course, cost management will continue to be a top priority for us next year. We continue to target oil sands cash costs in the mid-$30 range, but there will be upward pressure on costs in the first nine months of the year as we mine through a zone of leaner ore quality and carry the full cost of Firebag 3 while production continues to ramp up,” George added.

International production ranges assume volumes from assets in the U.K. sector of the North Sea and from Syria. The company is cautiously optimistic about a return to operations in Libya as it formulates a re-entry plan and cooperates with the joint venture operator, who is working to re-establish reliable production. At this time, however, Suncor’s 2012 outlook assumes no production for Libya in 2012.

Suncor’s production guidance provides management’s outlook for 2012 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Production (barrels of oil equivalent per day)	2012 full year outlook
Suncor Oil Sands	325,000 to 355,000
Syncrude production share	36,000 to 38,000
North America Onshore	52,000 to 57,000
East Coast Canada	50,000 to 55,000
International	67,000 to 75,000

Total production	530,000 to 580,000

For more detail on Suncor’s outlook and capital spending plan, see www.suncor.com/guidance.

Legal Advisory — Forward-Looking Information

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements for the 2012 fiscal year are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends including:  expectations and assumptions concerning the accuracy of reserve and resource estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them. Forward-looking statements in this news release include references to the following:

•                  Anticipated capital expenditures;

•                  Anticipated production volumes and mixes;

•                  Anticipated cash operating costs;

•                  Expectation that Suncor will fund next year’s capital spend entirely from internal cash flow;

•                  Expectation that Firebag Stage 4 will begin production during the first quarter of 2013; and

•                  Belief that continued efforts on reliability improvements coupled with increasing production from Firebag Stage 3 as it continues to ramp up will position Suncor well to keep upgraders full and maximize production of higher value synthetic crude oil.

Suncor’s outlook is based on an oil price (WTI, Cushing) of US$90.00 per barrel, a natural gas price (AECO — C Spot) of Cdn. $4.09 per GJ and an exchange rate (US$/Cdn$) of $1.00. Assumptions for the Oil Sands 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2012. Assumptions for the North America Onshore, East Coast Canada and International 2012 Full Year Outlook include those related to reservoir performance, drilling results, facility reliability and successful execution of planned maintenance turnarounds. Factors that could potentially impact Suncor’s 2012 Full Year Outlook include, but are not limited to:

•                  Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be negatively impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•                  Planned turnarounds. Production estimates could be negatively impacted if planned turnarounds are affected by unexpected events or not effectively executed.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor’s operations in Syria may be constrained by political unrest.

The risks, uncertainties and other factors that could influence the actual results of all of Suncor’s business segments include but are not limited to, market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor’s products; commodity prices, interest rates and currency exchange; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor’s ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in Suncor’s operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor’s reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, our negotiations with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the Government of Canada’s current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met with respect to the sale of any of Suncor’s assets, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor’s assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor’s control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain crude oil and natural gas liquid volumes estimates provided for above have been converted to millions of cubic feet equivalent of natural gas (mmcfe) on the basis of one barrel to six thousand cubic feet. Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the same basis. Mmcfe and boe may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

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